

Mail Stop 4631   November 16, 2009

Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

>   **Re: China Housing & Land Development, Inc.**
>   **Amendment No. 8 to Registration Statement on Form S-1**
>   **Filed November 5, 2009**
>   **File No. 333-149746**

Dear Mr. Feng:

 We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 2

1. On page 3 and in other places in the registration statement, we note that you state that the company agreed to sell certain investors 5.0% Senior Secured Convertible Debt on January 28, 2008. However, on page 14 and in other places in the registration statement, you refer to the 5.0% Senior Secured Convertible Notes. Please revise throughout the registration statement so that you are referring to the January 28, 2008 financing in a consistent manner.

Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006, page F-1

General

2. Paragraph 5 of SFAS 160 requires the presentation and disclosure requirements of SFAS 160 to be retroactively applied for all periods presented. Given your adoption of SFAS 160 in your interim financial statements as of June 30, 2009, please provide restated audited financial statements that retrospectively apply SFAS 160 for each of two years ended December 31, 2008.

Note 17 – Shareholders' Equity, page F-21

3. We note your responses to comments 11 and 12 in our letter dated August 18, 2009. While we note your statement that the Compensation Committee did not review the performance goal, formula for calculation, discretionary individual performance assessment scores, and the 750,000 restricted shares until June 6, 2008, it appears as though the material terms of the performance condition award were communicated to the executives during fiscal year 2007. Specifically, we note your disclosure in the Schedule 14 Information Statement filed on September 28, 2009, in which you state, "Our HR department measured Mr. Lu's performance scores in accordance with his annual targets agreement. Mr. Lu signed his annual targets agreement with the Company at the beginning of 2007. At the beginning of 2008, the HR department reviewed the targets agreement to measure how many targets had been met by Mr. Lu and then set his targets score accordingly. The result was then sent to our compensation committee to get approval." Please also refer to your disclosures on page 38 of Form S-1/A No. 8. As such, it is unclear to us how you determined that this agreement did not result in the company offering to issue the executives shares based on a performance condition and service condition requiring recognition during fiscal year 2007 in accordance with paragraphs 16-21 and 49 of SFAS 123R.

    *   Please reconcile your response to us and the disclosure made in the Schedule 14 A Information Statement with reference to the corresponding paragraph(s) in SFAS 123R that supports your accounting. As part of your response, please explain to us the purpose of the annual target agreement. Please also tell us more about the review performed by the Compensation Committee on June 6, 2008 (i.e., was the purpose to determine the material terms of the share-based award or to determine of the material terms of the performance condition were met to allow for the award of the restricted shares).
    *   Please tell us if the other recipients of the total 750,000 shares of common stock also signed similar annual target agreements at the beginning of fiscal year 2007.
    *   Please provide us with a copy of the signed annual target agreement referenced in the disclosure. If you wish to have this information treated as confidential, please refer to Freedom of Information Act Rule 200.83. Please refer to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act if you plan to seek return of this information. In order to facilitate the return of the agreement please include a self-addressed, postage paid package. Alternatively, you may request that we shred and dispose of the materials.

Exhibit Index, page II-2

4. On page 64, we note your reference to the Memorandum of Understanding with China Construction Bank Xi'an Branch that established a RMB 1 billion credit line for the company. Please include a reference to this agreement in the exhibit index of your next amendment and file it as an exhibit.

Exhibit 5.1 – Legality Opinion of Dennis Brovarone, Esq.

5. We note your response to comment 15 in our letter dated August 18, 2009; however, we reissue the comment. Please confirm to us supplementally that the reference to the General Corporation Law of the State of Nevada in the third full paragraph includes the statutory provisions, all applicable provisions of the Nevada Constitution, and the reported judicial cases interpreting those laws currently in effect.

*   *   *   *

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terrence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jiannan Zhang, Esq.
        Liang Shih, Esq.
        Cadwalader, Wickersham & Taft LLP
        2301 China Central Place
        Tower 2
        No. 79 Jianguo Road
        Beijing, China 100025